November 13, 2019

Bob Myers
Chief Financial Officer
Predictive Oncology Inc.
2915 Commers Drive, Suite 900
Eagan, MN 55121

       Re: Predictive Oncology Inc.
           Registration Statement on Form S-1
           Filed October 30, 2019
           File No. 333-234366

Dear Mr. Myers:

       We have limited our review of your registration statement to those issues we have addressed in our comment.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Form S-1 filed on October 30, 2019

Additional Risk Factor, page 6

1. We note the additional risk factor you have provided addressing your Exclusive Forum
       Provision under Delaware law. To avoid the possibility of any confusion, please revise sentence two of the risk factor to clarify, if true, that your exclusive forum selection provision does not apply to actions arising under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration
 Bob Myers
Predictive Oncology Inc.
November 13, 2019
Page 2

statement.

       Please contact Paul Fischer at 202-551-3415, or Mary Beth Breslin at 202-551-3625, with any other questions.



                                                          Sincerely,
FirstName LastNameBob Myers
                                                          Division of
Corporation Finance
Comapany NamePredictive Oncology Inc.
                                                          Office of Life
Sciences
November 13, 2019 Page 2
cc:       Martin Rosenbaum, Esq.
FirstName LastName